KW 3/11

[redacted]

13014831

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response.	12.00

SEC FILE NUMBER
8-30469

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rothman Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1111 Street Road - Suite 201
(No. and Street)

Southampton	PA	18966
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore G. Rothman (215)245-2141
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

3673 Quakerbridge Road PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2013
REGISTRATIONS BRANCH
13

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH 3/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore G. Rothman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothman Securities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Andrea Rothman, Notary Public
Newton Twp, Bucks County
My commission expires February 04, 2017

This report** contains (check all applicable boxes):

✓ (a) Facing page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Cash Flows.
✓ (e) Statement of Changes in stockholders Equity or Partners' or Sole Proprietor's Capital
✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
✓ (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
✓ (o) Independent auditor's report on internal accounting control
(p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rothman Securities, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2012

ROTHMAN SECURITIES, INC.
Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2012

Table of Contents

ROTHMAN SECURITIES, INC.

FINANCIAL HIGHLIGHTS
December 31, 2012

NET LOSS	$	(286,950)
NET WORTH		95,335
CASH AND CASH EQUIVALENTS		15,111
CURRENT RATIO	2.23 : 1.0	

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditor's Report

Stockholders
Rothman Securities, Inc.

Report on the Financial Statements

I have audited the accompanying financial statements of Rothman Securities, Inc. (an S Corporation) which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rothman Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 31, 2013

ROTHMAN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets		
Cash and equivalents	$	15,111
Securities owned:		
Registered investment companies, at market value		59,302
Commissions receivable		48,346
Prepaid expense		34,644
Furniture & equipment (net of accumulated depreciation of $25,376)		4,321
Total Current Assets		161,724
Other Assets		
Security deposit		6,272
Total Assets	$	167,996

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	72,661
Total Current Liabilities		72,661
Total Liabilities		72,661
Stockholders' Equity		
Preferred stock, $10 Par Value, 100 shares authorized, issued and outstanding		1,000
Additional paid-in capital		303,287
Retained earnings		(208,952)
		95,335
Total Liabilities and Stockholders' Equity	$	167,996

See accompanying notes.

ROTHMAN SECURITIES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2012

REVENUES		
Commissions	$	693,051
Dividends		710
Realized and unrealized losses on securities		5,094
		698,855
OPERATING EXPENSES		
Commissions		85,487
Salaries and other employment costs		431,203
Rent		45,297
General & administrative		35,508
Communications		6,107
Regulatory fees		11,569
Travel & entertainment		2,795
Professional fees		261,662
Depreciation		2,942
Other		
		882,570
Loss From Operations		(183,715)
Other Expense		
Bad debt		(22,082)
Claims and settlements		(80,000)
Loss before income tax		(285,797)
Income tax		1,153
Net Loss	$	(286,950)

See accompanying notes.

ROTHMAN SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2012

Subordinated Liabilities at December 31, 2011	$	-
Increases		-
Decreases		-
Subordinated Liabilities at December 31, 2012	$	-

See accompanying notes.

ROTHMAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2012

	Preferred Stock		Additional		Total
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Stockholders' Equity
Balance at December 31, 2011	100	$ 1,000	$ 34,650	$ 77,998	$ 113,648
Net Loss	-	-	-	(286,950)	(286,950)
Capital Distribution	-	-	-	-	-
Capital Contributions	-	-	268,637	-	268,637
Balance at December 31, 2012	50	$ 1,000	$ 303,287	$ (208,952)	$ 95,335

See accompanying notes

ROTHMAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(286,950)
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
Unrealized gain on investment		(2,579)
Depreciation expense		2,942
(Increase) Decrease in:		
Receivables		3,383
Registered representative draw in excess of commission		42,352
Prepaid expense		(34,644)
Increase (Decrease) in:		
Accounts payable and accrued expenses		(13,290)
Net cash used in operating activities		(288,786)
Cash Flows From Investing Activities		
Purchase securities		(3,224)
Purchase of equipment		(1,724)
Net cash provided by investing activities		(4,948)
Cash Flows From Financing Activities		
Capital contributions		268,637
Net cash provided by financing activities		268,637
Net decrease in cash		(25,097)
Cash and cash equivalents at Beginning of Year		40,208
Cash and cash equivalents at End of Year	$	15,111
Supplemental Disclosures		
Cash paid for income taxes	$	1,153
Cash paid for interest	$	649

See accompanying notes.

1 Nature of Business Operations

Rothman Securities, Inc. (" the Company") is a Pennsylvania corporation which is a registered securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") that has agreed to limit its business to the sale of shares of registered investment companies and variable annuities. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2 Accounting Policies

(a) Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed..

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. The Company includes as cash and cash equivalents amounts invested in money market funds. There were no other cash equivalents at December 31, 2012.

(d) Accounts Receivable and Credit Policies

Commissions receivable are uncollateralized clearing broker obligations due under normal trade terms requiring payments within 30 days.

Commissions receivable, net of trading, are stated at the amount billed. Payments of commissions receivable are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

(d) Accounts Receivable and Credit Policies - continued

Management individually reviews all receivable balances that exceed 30 days from the invoice date. Any amounts deemed not collectible are written off. Management estimates an amount for the remaining commissions receivable based on historical collectability. In the opinion of management at December 31, 2012, all receivables were considered collectible and no allowance was necessary.

(e) Property and Equipment

Property and equipment is recorded at cost. Improvements are capitalized, while repairs and maintenance expenditures are expensed in the statement of operations. Depreciation is provided over the estimated useful lives of the assets on an accelerated basis which range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period.

(f) Revenue Recognition

Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from the trade date.

(g) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

(g) Income Taxes - continued

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2012 the shareholder has determined that there are no material uncertain income tax positions and there are no open tax years prior to 2008. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2012.

(h) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(I) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

For further discussion of fair value, see "Note 5 Fair Value"

(k) Comprehensive Income

Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It requires unrealized gains or losses on available-for-sale securities, foreign currency translation adjustments, minimum pension liability adjustments and changes in the market value of certain futures contracts that qualify as a hedge to be included in other comprehensive income. As of the date of these financial statements the company had no components of comprehensive income.

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $41,203, which was $36,203 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 1.76 to 1.

4 Furniture and Equipment

Furniture and equipment consisted of the following at December 31, 2012:

Furniture and fixtures	$ 25,318
Computer equipment	4,379
	29,698
Less: accumulated depreciation	(25,376)
	$ 4,321

5 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The market value of Securities owned, consisting of registered investment companies, is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

5 Fair Value - *continued*

The imputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

	Level 1	Level 2	Level 3
Assets			
Cash	$ 15,111	-	-
Money market funds	1,066	-	-
Equity and bond mutual funds	58,236	-	-
	$ 74,413	$ -	$ -
Liabilities			
Accrued expenses	$ (72,661)	$ -	$ -

6 Investments

Investments are presented in the financial statements at fair market value. The following is a summary of investments at December 31, 2012:

Level 1 Inputs

Money Markets Funds, cost $1,066	$ 1,066
DWS High Income Fund-A, cost $1,294	19,513
Mid Cap Value-A Fund,	11,879
US Intermediate Bond-A.	26,844
	$ 59,302

The following schedule summarizes the investment return and its classification in the statement of operations for the year ended December 31, 2012:

Dividends	$ 710
Realized capital gains	2,515
Unrealized gains	2,579
	$ 5,804

7 Related Party Transactions

The Company's majority stockholder also operates the Rothman Agency (the Agency), an unincorporated business that is an insurance brokerage firm. There is an informal management agreement between the Company and Agency in which Agency sub-leases office space from the Company. The Company paid office rent of $45,297 for the year ended December 31, 2012 and Agency paid $0 office rent for the year ended December 31, 2012.

The Company's minority stockholder had been a commission only salesman for the Company. At December 31, 2011, the stockholder had a draw in excess of commissions earned of $42,352. During the year 2012 the stockholder reimbursed the Company $20,270 of the excess draw. At December 31, 2012 management deemed the balance to be uncollectible and charged the remaining balance due of $22,082 to bad debt expense.

In addition, the Company's minority stockholder was indicted in the U.S. District Court for the Eastern District of Pennsylvania and has been suspended in all capacities from the Company (see Note 9 below). The Company paid legal fees of approximately $67,600 for the year ended December 31, 2012 on behalf on the minority stockholder.

8 Leases

The Company leases office space through a lease that expires in June 2019. The future minimum lease payments required under the aforementioned lease and agreement for the years ended December 31, 2012 are as follows: 2013 - $35,126.; 2014 - $36,381.; 2015 - $37,635.; 2016 - $37,365.; thereafter - $94,087.

9 Commitment and Contingencies

From time to time the Company and its stockholders are the subject of litigation, inquires from Regulatory Agencies and arbitration claims. At December 31, 2012 the Company and its stockholders are involved in various litigation (both civil and criminal) including some in which significant monetary damages are sought. An unfavorable outcome of these matters, based upon monetary damages sought would have a material impact on the Company's net capital. Management of the Company is contesting and cooperating in these matters. The results of any litigation are currently unpredictable with regards to the outcome and the amount of any monetary amounts, if any.

During the year the Company's minority shareholder was indicted in the U.S. District Court for the Eastern District of Pennsylvania for wire fraud and money laundering relating, at least in part, to the handling of the Company's clients funds. In addition, the minority shareholder has been sued by the Securities and Exchange Commission in a separate civil action for alleged violations of the anti-fraud provisions of the federal securities laws. As of the date of these financial statements no charges resulting from the U.S. Attorney / SEC investigation have been filed against the Company or any other member of management or employee of the Company. The investigation by the U.S. Attorney is ongoing, and has not yet been completed. As of the date of these financial statements the outcome of the U.S. Attorney / SEC investigation is not known, however it could result in further criminal indictments, civil enforcement, injunctive or administrative proceedings against the Company and or other individuals or members of management as well as monetary damages.

9 Commitment and Contingencies - *continued*

No provision for any monetary damages which may be assessed against the Company have been provided for in these financial statements.

10 Computation for Determination of Reserve requirements

The Company will operate in accordance with the exemptive provisions of parpgraph (k)(2) (1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of securities of registered investment companies and or variable annuities.

11 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2012 the Company was in compliance with this program.

12 Subsequent Events

Events have been evaluated through the date of January 31, 2013 the date the financial statements were available to be issued and no further information is required to be disclosed.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2012

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

Independent Auditors Report on
Internal Accounting Control

Stockholders
Rothman Securities, Inc.

In planning and performing our audit of the financial statements of Rothman Securities, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

January 31, 2013
Michael T. Remus, CPA
Hamilton Square, New Jersey

ROTHMAN SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2012

Pursuant to rule 15c 3-3 relating to possession or control requirements, Rothman Securities Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2012 and therefore is claiming exemption to this schedule pursuant to paragraph K(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000..

ROTHMAN SECURITIES, INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2012
Schedule I

NET CAPITAL

Common stock	$	1,000
Additional paid-in capital		303,287
Retained earnings		(208,952)
Total Credits		95,335
Debits		
Commissions receivable - non allowable		
Security deposits		6,272
Registered representative draw in excess of commissions		-
Prepaid expenses		34,644
Furniture and equipment, net		4,321
Haircuts - Registered investment company shares		8,895
Total Debits		54,132
NET CAPITAL	$	41,203

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	4,839
Minimum capital requirement		5,000
Net capital in excess of requirements	$	36,203
Ratio of Aggregate Indebtedness to Net Capital	1.76 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2012) as amended on February xx, 2013

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	47,341
Net Capital, per above		41,203
Difference	$	6,138

ROTHMAN SECURITIES, INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2012
Schedule II

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	72,661
Corporate income tax payable		-
Total Aggregate Indebtedness	$	72,661

ROTHMAN SECURITIES, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION

FISCAL YEAR ENDED DECEMBER 31, 2012

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Rothman Securities Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-838-2297

ROTHMAN SECURITIES, INC.

Independent Accountants Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation
For the Year Ended December 31, 2012

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Rothman Securities Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Rothman Securities Inc. compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Rothman Securities Inc . management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC Transitional Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
January 31, 2013

ROTHMAN SECURITIES, INC
SIPC Transitional Assessment Reconciliation
December 31, 2012
Schedule III

General Assessment Calculation

Total Revenue	$	698,855
Revenue exempt from assessment		(698,855)
Rate		0.0025
General Assessment Due		0.00
Less Payments: SIPC 6		0.00
Plus: Interest		
Remaining Assessment Due		0.00
Paid with SIPC 7		0.00
Balance Due (Overpayment)	$	-

There is no material difference between the SIPC-7T and this reconciliation.

See Independent Accountants' Report.